EXHIBIT 1

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                  PRESS RELEASE

                                    26/3/2007

                     THE BALANCE SHEET CREDIT TO PROBLEMATIC
                       BORROWERS DECREASED IN 2006 BY 32%
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               THE YEAR 2006 ENDED WITH A LOSS OF NIS 17.1 MILLION
        THE FOURTH QUARTER OF 2006 ENDED WITH A PROFIT OF NIS 1.1 MILLION

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The Board of Directors of the Industrial Development Bank approved at its meeting on March 26, 2007 the audited financial statements of the Bank for 2006. The Bank finished the year with a loss of NIS 17.1 million compared with a loss of NIS 8.4 million for the year 2005. The Bank finished the fourth quarter of the year with a profit of NIS 1.1 million compared with a loss of NIS 2.1 million in the last quarter of 2005, and a loss of NIS 7.9 million in the third quarter of 2006.

DR. RAANAN COHEN, CHAIRMAN OF THE BOARD OF DIRECTORS AND MR. URI GALILI, GENERAL MANAGER OF THE BANK advised that this is the fourth consecutive year that the Bank has successfully implemented the Run-Off plan that was approved by the government and whose central aspect is the supervised realization of the assets of the Bank, the collection and organization of problem credits, payment of deposits of the public and reduction of expenses.

The total balance sheet credit to problematic borrowers on December 31, 2006 totaled NIS 495.2 million compared with NIS 725.4 million on December 31, 2005, a decrease of 32%.

Of this amount, the sum of NIS 171 million are classified as non-income bearing debts compared with NIS 267.0 million on December 31, 2005, a decrease of 36%.

In four years the Bank has returned more than NIS 1.3 billion of the credit line it was granted by the Bank of Israel in 2002. The utilized balance of the credit line stood as of December 31, 2006 at NIS 751 million compared with NIS 1,028 million at the end of December 2005, a reduction of about 27%.

The utilized balance of the credit line on December 31, 2006 is NIS 174 million below the credit line amount that was set for the Bank for that date.

THE EQUITY OF THE BANK including preference shares totaled NIS 510.6 million at the end of 2006 compared with NIS 527.4 at the end of 2005.

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PROFIT FROM FINANCING OPERATIONS before provision for doubtful debts for the year 2006 amounted to NIS 18.2 million compared with NIS 61.6 million for the year 2005. The decline in the profit from financing operations was due mainly to the sharp decrease in the Bank's financing operations. The average balance of the credit to the public (excluding credits secured by a State guarantee to the Electric Company) amounted in the year 2006 to about NIS 1,104 million compared with NIS 1,558 million on average in 2005, meaning a reduction of about NIS 454 million that is equivalent to a reduction of about 29% in the average balance of credit to the public. The profit from financing operations was also influenced by a reduction in income from interest collected for problematic debts that amounted to NIS 9.4 million compared with NIS 21.6 million in 2005.

THE PROVISION FOR DOUBTFUL DEBTS in the year 2006 totaled about NIS 21.7 million as compared to NIS 44.2 million in the year 2005.

INCOME FROM OPERATING AND OTHER ACTIVITIES totaled NIS 21.5 million in 2006 compared with NIS 18.2 million in 2005. The source of this income is mainly from profits from equity investments, which totaled the sum of NIS 16.4 million in the year 2006 compared with NIS 11.3 million in 2005.

TOTAL OPERATING AND OTHER EXPENSES totaled NIS 35.1 million in 2006 compared with NIS 44 million in 2005.

The salary expenses, excluding the expenses relating to retirement of workers, amounted in 2006 to NIS 17.6 million compared to NIS 18.2 million in 2005.

In the expenses relating to early retirement of workers an expense of NIS 0.5 million was recorded for the year 2006 compared with NIS 5.5 million in 2005. Of the expense recorded in 2005, an amount of NIS 3.7 million originated from the extension of the salary definition for purpose of salary tax payment included in the legislation approved in the framework of the economic policy for the year 2005.

Other operating expenses amounted in 2006 to NIS 14.3 million compared with NIS
16.5 million in 2005. There was a substantial reduction in the expense items, this as a result of the efficiency plan implemented by the bank

TOTAL CREDIT TO THE PUBLIC (after deduction of the credit granted to the Israel Electric Company secured by a State guarantee) totaled NIS 848 million as of December 31, 2006 compared with NIS 1,276 million as of December 2005. These figures reflect a decrease of approximately 34% compared with December 2005. The net collection of credit (excluding collection of credit secured by a State guarantee to the Electric Company) amounted in 2006 to NIS 406 million.

DEPOSITS OF THE PUBLIC amounted to NIS 67 million on December 31, 2006 compared with about NIS 178 million as of December 31, 2005. Approximately half of the deposits of the public as of December 31, 2006 are deposits connected to credit.